7/2

02042404

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Eldorado Gold Corp.

*CURRENT ADDRESS

PROCESSED
JUL 15 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3578 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 7/5/02

82-3528

02 JUL -2 ... 09

ELDORADO GOLD CORPORATION

Suite 920 – 1055 West Hastings Street
Vancouver, British Columbia V6E 2E9
Telephone: (604) 687-4018
Facsimile: (604) 687-4026
Website Address: www.eldoradogold.com

AR/S
12-31-01

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2001

May 17, 2002

TABLE OF CONTENTS

PRELIMINARY NOTES

Incorporation of Financial Statements and MD&A

Incorporated by reference into this Annual Information Form ("AIF") are the audited consolidated balance sheets of Eldorado Gold Corporation ("Eldorado" or the "Company") as at December31, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows of the Company for the years ended December 31, 2001 and 2000, together with the notes thereon, included in the Company's 2001 Annual Report. Also incorporated by reference in this AIF is the Company's management's discussion and analysis ("MD&A") set out at pages 7 through 12 of the Company's 2001 Annual Report. All financial information in this AIF is prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

The Company prepares and files its AIF, consolidated financial statements and MD&A in United States ("U.S.") dollars and in accordance with Canadian GAAP. The consolidated financial statements and MD&A are included with the Company's Management Proxy Circular and 2001 Annual Report and filed with Canadian regulatory authorities. A copy of the Management Proxy Circular and 2001 Annual Report are available upon request.

Date of Information

All information in this AIF is as of April 30, 2002, unless otherwise indicated.

Forward-Looking Statements

Certain statements in this AIF and in the information incorporated herein by reference constitute "forward-looking statements" within the meaning of the United States *Private Securities Litigation Reform Act of 1995*. Such forward-looking statements include estimates of future gold production for specific operations, estimated future production costs, exploration expenditures and other expenses for specific operations and statements as to the projected development of certain ore deposits, including estimates of capital costs and expected production commencement dates. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Specific reference is made to "Risk Factors" and the MD&A incorporated by reference in this AIF for a discussion of the source of the factors underlying forward-looking statements.

Currency And Exchange Rates

All dollar amounts in this AIF are expressed in U.S. dollars unless otherwise indicated The revenue of the Company is derived primarily from the sale of gold, denominated in U.S. Dollars. The Company's costs are incurred in a variety of currencies, including the Canadian Dollar, the Brazilian Real and the Turkish Lira. The Company's accounts are maintained in U.S. dollars.

The noon rate of exchange on May 17, 2002 as reported by the Bank of Canada, for the conversion of Canadian dollars into U.S. dollars was Cdn$1.5424 per U.S.$1.00 (Cdn.$1.00 equals $0.6483).

The following table sets forth (i) the rate of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of the periods indicated, (ii) the average of exchange rates in effect on the last day of each month during such periods, and (iii) the high and low exchange rates during such periods, each based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into U.S. dollars.

	Year Ended December 31,		
	2001	2000	1999
Rate at end of period	$0.6278	$0.6669	$0.6929
Average rate for period	$0.6458	$0.6733	$0.6730
High For Period	$0.6711	$0.6984	$0.6919
Low for Period	$0.6230	$0.6397	$0.6462

Metric Equivalents

For ease of reference, the following factors for converting Imperial measurements into metric equivalents are provided:

To convert from Imperial	To metric	Multiply by
Acres	Hectares	0.404686
Feet	Metres	0.304800
Miles	Kilometres	1.609344
Tons	Tonnes	0.907185
Ounces (Troy)/Ton	Grams/Tonne	34.285700

GLOSSARY

The following is a glossary of technical terms that appear in the discussion of the Company's business in this document:

"***adit***"	A passage driven horizontally into a mountainside providing access to a mineral deposit from the surface of the working of a mine.
"***Au***"	Gold.
"***Australasian Code***"	The Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves.
"***autoclave***"	The equipment used in an oxidation process in which high temperatures and pressures are applied to convert refractory sulphide mineralization into amenable oxide ore.
"***autogenous grinding***"	The grinding of ore without the use of media such as steel balls or rods.
"***back fill***"	Waste material used to fill and support the void created by mining an ore body.
"banded iron formation"	A rock formation that shows pronounced banding of iron rich minerals and fine grained quartz. Where mineralized the formation contains sulfide and carbonate mineral.
"CIL"	A Carbon in leach. CIL is a recovery process in which a slurry of gold ore, carbon granules and cyanide are mixed together. The cyanide dissolves the gold which is then adsorbed on the carbon. The carbon is subsequently separated from the slurry, and the gold removed from the carbon.
"***classified tailings***"	Tailings material (sub-economic ground residue from mineral processing operations) which has been processed to remove fine grained solids to promote free drainage of water. Commonly used as underground fill material.
"continued"	A corporation formed under laws other than the federal laws of Canada may apply to be "continued" under the federal Canada Business Corporations Act (the "CBCA") by applying for a certificate of continuance from the Corporations Directorate. Upon issuance of the certificate, such corporation becomes a corporation to which the CBCA applies as if the corporation had been incorporated under the CBCA.
"***crushing plant***"	A plant in which run-of-mine ore is physically reduced in size by mechanical crushing in order to improve the liberation of the gold particles for downstream recovery.
"***cut and fill***"	A method of stoping in which ore is removed in slices, or lifts, and then the excavation is filled with rock or other waste material known as back fill, before the subsequent slice is mined.
"***cyanidation***"	The process of extracting gold or silver through dissolution in a weak solution of sodium cyanide.

"***decline***"	An underground passageway connecting one or more levels in a mine, providing adequate traction for heavy, self-propelled equipment. Such underground openings are often driven in a downward spiral, much the same as a spiral staircase.
"***diamond drill***"	A type of rotary drill in which the cutting is done by abrasion rather than percussion. The cutting bit is set with diamonds and is attached to the end of long hollow rods through which water is pumped to the cutting face. The drill cuts a core of rock which is recovered in long cylindrical sections, an inch or more in diameter.
"***dilution***"	Waste material not separated from ore mined which was below the calculated economic cut-off grade of the deposit. Dilution results in increased tonnage mined and reduced overall grade of the ore.
"***dip***"	The angle which a geological structure forms with a horizontal surface, measured perpendicular to the strike of the structure.
"***doré***"	Unrefined gold and silver in bullion form.
"***flotation***"	A process by which some mineral particles are induced to become attached to bubbles and float, and other particles to sink, so that the valuable minerals are concentrated and separated from the host rock.
"***gangue***"	Minerals that are sub-economic to recover as ore.
"***grade***"	The weight of precious metals in each tonne of ore.
"***g/t***"	Grams of gold per metric tonne.
"***ha***"	Hectare.
"***heap leaching***"	The process of stacking ore in a heap on an impermeable pad and percolating through the ore a solution containing a leaching agent such as cyanide. The gold which leaches from the ore into the solution is recovered from the solution by carbon absorption or precipitation. The solution, after additions of the leaching agent, is then recycled to the heap to effect further leaching.
"***host rock***"	The body of rock in which mineralization of economic interest occurs.
"***HQ***"	Denotes specific diameter of core in diamond drill.
"***leach***"	Gold being dissolved in cyanide solution in heap leaching or in tanks in a processing plant (agitated leach, carbon in pulp, carbon in leach).
"***long hole open stope***"	A method of mining involving the drilling of holes typically up to 30 meters long into an ore body and then blasting a slice of rock which falls into an open space. The broken ore is extracted and the resulting open chamber is not filled with supporting material.
"***microns***"	0.000001 meters
"***mill***"	A plant where ore is crushed and ground to expose metals or minerals of economic value, which then undergo physical and/or chemical treatment to extract the valuable metals or minerals.
"***millimeters***"	0.001 meters

"***Mine***"	An excavation in the earth for the purpose of extracting minerals. The excavation may be an open pit on the surface or underground workings.
"***mineral resource***"	A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources fall under the following categories:

"***measured mineral resource***"	That part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.
"***indicated mineral resource***"	That part of a mineral resource for which quantity grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
"***inferred mineral resource***"	That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

"***mineralization***"	Rock containing minerals or metals of potential economic interest.
"***metallurgy***"	The science of extracting metals from ores by mechanical and chemical processes and preparing them for use.
"***open-pit mine***"	An excavation for removing minerals which is open to the surface.

"ounce" or "oz" Troy ounce, equal to approximately 31.103 grams.

"ore" A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

"ore reserve" That part of a measured or indicated ore resource which could be economically mined, demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. An ore reserve includes diluting materials and allowances for losses that may occur when the material is mined. Ore reserves are those parts of ore resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the qualified person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factor. Ore reserves are inclusive of diluting material that will be mined in conjunction with the ore reserves and delivered to the treatment plant or equivalent facility. The term "ore reserve" need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals. Ore reserves are subdivided into proven ore reserves and probable ore reserves. Ore reserves fall under the following categories:

"proven ore reserves" That part of a measured ore resource that is the economically mineable part, demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

"probable ore reserves" That part of an indicated and in some circumstances a measured ore resource that is the economically mineable part demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

"oxide ore" Mineralized rock in which some of the original minerals, usually sulphide, have been oxidized. Oxidation tends to make the ore more porous and permits a more complete permeation of cyanide solutions so that minute particles of gold in the interior of the minerals will be readily dissolved.

"oz/t" Troy ounces per short ton.

"ramp" An inclined underground tunnel which provides access for mining or a connection between levels of a mine.

"RC" Reverse Circulation.

"recovery" A term, generally stated as a percentage, used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore.

"refractory material"	Gold mineralized material in which the gold is not amenable to recovery by conventional cyanidation without any pre-treatment. The refractory nature can be either silica or sulphide encapsulation of the gold or the presence of naturally occurring carbon which reduces gold recovery.
"run of mine"	Pertains to the ore which has been mined but not crushed.
"shaft"	A vertical or sub-vertical passageway to an underground mine for moving personnel, equipment, supplies and material, including ore and waste rock.
"short ton"	Equal to 2,000 pounds, equivalent to 0.893 long tons or 907.185 kilograms.
"shrinkage stoping"	A method of stoping which utilises part of the broken ore as a working platform and as support for the walls.
"stope"	An underground excavation from which ore is being extracted.
"strike"	Azimuth of a plane surface aligned at right angles to the dip of the plane used to describe the orientation of stratigraphic units or structures.
"sulphide ore"	Ore containing a significant quantity of unoxidized sulfides.
"tailings"	The material that remains after all metals or minerals of economic interest have been removed from ore during milling.
"tonne"	A metric tonne, 1000 kilograms or 2,204.6 pounds.
"waste"	Barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.
"winze"	A vertical or inclined shaft sunk from a point inside a mine.

ELDORADO GOLD CORPORATION

CORPORATE STRUCTURE

Eldorado Gold Corporation (the "Company" or "Eldorado") was incorporated by Memorandum of Association on April 2, 1992 under the *Companies Act* (Bermuda) under the name "Eldorado Corporation Ltd." On April 23, 1996, Eldorado was continued under the *Company Act* (British Columbia) and changed its name to "Eldorado Gold Corporation". On June 28, 1996, Eldorado was continued under the *Canada Business Corporations Act*. On November 19, 1996, pursuant to a plan of arrangement, Eldorado and HRC Development Corporation were amalgamated under the laws of Canada under the name "Eldorado Gold Corporation".

The Company's head and principal office is located at Suite 920, 1055 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2E9. The Company, through its subsidiaries, also maintains administrative offices in Ankara, Turkey and at the São Bento Mine, Santa Barbara, Brazil. The Company's registered and records office and address for service is care of its solicitors, Fasken Martineau DuMoulin LLP, Suite 2100 - 1075 West Georgia Street, Vancouver, BC Canada, V6E 3G2.

The Company's mining operation, the São Bento Mine is managed by a general manager as a decentralized business unit. Exploration and acquisition strategies, corporate financing, global tax planning, and metal and currency risk management programs are managed centrally. Eldorado's risk management programs are subject to central overview by the Board of Directors.

Eldorado owns its material assets through 14 subsidiaries. The particulars regarding the Company's subsidiaries are as indicated on the Company's organizational chart set out below. Unless the context otherwise requires, references to the "Company" includes Eldorado Gold Corporation and each of its subsidiaries.

ELDORADO GOLD CORPORATION
SUMMARIZED CORPORATE ORGANIZATIONAL CHART


ELDORADO GOLD CORPORATION
(Canada, CBCA)
Certificate of Arrangement Nov 19, 1996
100%
Hemmingsen Resource Corporation (B.C.) Sept 27, 1990
100%
HRC Exploration (U.S.) Inc. (Nevada) Nov 30, 1990
100%
Eldorado Australasia Pty. Ltd. (Australia) December 9, 1995
100%
Eldorado Resources (B.V.I.) Ltd. (British Virgin Islands) Dec 31, 1996
Lincoln Silva
100%
Candalaria Holdings Limited (British Virgin Islands) Dec 9, 1988
(NS)
99%
Candelaria Pesquisas S.A. (Brazil) Jan 15, 1991
46%
(NS)
99%
Mogno Mineracao S.A. (Brazil) Aug 23, 1991
Unamgen Mineracao e Metalurgia S.A. (Brazil) Nov 1, 1982
54%
100%
Brazil Projects
(NS)
99%
Carnauba Mineracao Ltd. (Brazil) Nov 1, 1985
99%
Lincoln Silva
(NS)
SOMICO - Sociedad de Mineracao Continental Ltda. (Brazil) July 2, 1970
Lincoln Silva
100%
Sao Bento Holdings Ltd. (Bermuda) Nov 9, 1999
100%
Sao Bento Gold Company Limited (British Virgin Isl) Nov 7, 1988
99%
Amifa Participacaos S.A. (Brazil) Apr 18, 1996
2%
GIC Industria E Comercio Ltda. (Brazil) Mar 12, 1990
98%
45%
Ancor S.A. (Brazil) Nov 1, 1982
55%
33%
66%
Sao Bento Mineracao S.A. (Brazil) July 17, 1976
100%
Sao Bento Mine
100%
Solcouri N.V. (Nethlands Antiles) May 25, 1989
100%
SG Resources B.V. (Netherlands) Nov 9, 1989
Paul Wright
99%
Tuprag Metal Madencilik Sanayi ve Tickaret Limited Sirketi (Turkey) Aug 1, 1986
100%
Kaymaz Deposit
100%
Kucukdere Deposit
100%
Kisladag Deposit
100%
Efemcukuru
50%
Aurizona Goldfields Corporation (Canada CBCA) Aug 26, 1996
100%
Mineracao Aurizona S.A. (Brazil) June 30, 1992
100%
Aurizona Regional Project
100%
Piaba Deposit

NS – Shares in the Company are 100% beneficially owned by Eldorado Gold Corporation or a wholly-owned subsidiary. 1% of the share of the Company may be held by a nominee shareholder.

GENERAL DEVELOPMENT OF THE BUSINESS

Eldorado, together with its subsidiaries, is engaged in the mining and processing of gold ore and the exploration for, and the acquisition and development of, gold-bearing mineral properties. Eldorado's business is presently focused in Brazil and Turkey. The Company's goal is to create a portfolio of low cost mining assets with a strong financial base.

Properties

Beginning in 1997 Eldorado has restructured its business and disposed of exploration properties in Argentina, Dominican Republic, Brazil and Mexico. The Company has also divested its bio-oxidation interest thereby allowing it to concentrate on its gold producing and primary development properties.

Mexico

In October 1998 all mining activity ceased at the La Trinidad Mine in Mexico (acquired in 1992). Reclamation of the La Trinidad Mine was completed in mid-2000 and the mine received final release from PROFEPA by October 2000. Effective November 1, 2000 the Company sold to Conservacion y Senalmiento Vial and Exploraciones Mineras del Desierto the shares and related assets in its wholly-owned Mexican subsidiaries, Exploraciones Eldorado S.A. de C.V., Prospectores Minerales Mexico, S.A. de C.V., and Servicios Administrativos Eldorado, S.A. de C.V. which operated the La Trinidad Mine and the La Colorada Mine. Proceeds from the sale of the assets included $0.5 million cash and in addition, $1.39 million owing by one of its Mexico subsidiaries to the purchaser shall no longer be a liability to Eldorado's Mexico subsidiaries.

Brazil

Since 1999 the Company has invested over $15.0 million in capital expenditures at its São Bento Mine in Brazil.

In September 1998 a failure in the outer steel shell of autoclave #2 occurred. Repairs were effected and the autoclave was operational by December 1998. The cost for these repairs and business interruption costs was borne by the national Brazilian insurer (IRB). In July 2001 the Company settled with the IRB for the repair of the mine's #2 autoclave. The agreement provided for the total cost of repairing the autoclave and included full business interruption coverage during the repair period. Construction of the new unit was complete and it was operational on March 23, 2002.

In August 2000 the Company entered into a letter of intent with Anglogold which confirmed the intention of Eldorado and Anglogold to enter into an agreement designed to further both parties' interests in and around the São Bento Mine and Anglogold's adjacent properties in the state of Minas Gerais, Brazil.

On June 1, 2001 the Brazilian government effected a resolution to reduce the usage of electric energy. As a result, the São Bento Mine was subject to energy rationing to 80% of its then current consumption. The energy restrictions were relaxed in January 2002 and eliminated March 1, 2002.

As of March 1, 2002 an agreement was signed which established the terms of an Option Agreement between the Company and Companhia Vale do Rio Doce ("CVRD") whereby the Company was granted an option to purchase the Brumal property (located near the São Bento Mine) in its entirety following expenditure of $1.5 million in a staged work program to be completed over 2.5 years.

Turkey

The Company's key development property is the Kisladag project located in Usak Province, Turkey. The Company completed a Scoping Study on the property in 2000, a Prefeasibility Study in May 2001, an

Addendum Report to the Prefeasibility Study in November 2001 and an Updated Reserve Report in May, 2002.

Finance

On January 25, 2000 the Company completed a private placement financing (the "January Financing") of 9,500,000 special warrants (the "January Warrants") at Cdn.$0.90 per special warrant. Each special warrant entitled the holder to acquire one common share of the Company and one half of a share purchase warrant. Each whole warrant is exercisable into one common share at Cdn.$1.10 for two years. The final prospectus of the Company in respect to the January Financing was receipted by the British Columbia Securities Commission and the Ontario Securities Commission on May 23, 2000.

On November 24, 2000 the Company completed a private placement financing (the "November 2000 Financing") of 18,245,458 special warrants at Cdn$0.55 per special warrant. Each special warrant entitled the holder to acquire one common share of the Company and one half of a share purchase warrant. Each whole warrant is exercisable into one common share at Cdn$0.80 for two years. The final prospectus of the Company in respect of the November 2000 Financing was receipted by the British Columbia and Ontario Securities Commissions on February 20, 2001.

On February 15, 2002 the Company completed a private placement financing (the "February 2002 Financing") of 59,523,810 special warrants (the "February 2002 Warrants") at Cdn$0.42 per special warrant. Each special warrant entitled the holder to acquire one common share of the Company. The final prospectus of the Company in respect of the February 2002 Financing was receipted by the British Columbia, Alberta, Ontario and Quebec Securities Commissions on May 14, 2002.

The profitability of the Company's operations is significantly affected by changes in the gold price. The gold price can fluctuate widely. The Company's hedging activities protect the Company from the fluctuations of the price of gold and minimise the effect of declines in gold prices on results of operations for a period of time. The Company's hedging contracts are subject to margin limits, which allow the counterparty, N M Rothschild & Sons Limited ("NM Rothschild"), to make margin calls on the Company should gold prices rise substantially over today's price. Currently, the price of gold would have to exceed a spot price of $471 before a margin call would occur. A margin call would result in an additional cash demand upon the Company equal to $28,000 for each dollar that the spot price exceeds $471.

Eldorado is a party to a credit agreement with NM Rothschild. Since inception in September 1996 the Company has entered into various amendments to the original agreement (the "ARCA") and paid down its long term debt to NM Rothschild (the "NM Rothschild Facility") from $40.0 million in 1997 to $13.9 million as of December 31, 2001.

Under the ARCA, the Company is obliged to maintain a proceeds account (the "Proceeds Account") into which is deposited proceeds from: (i) the sale of equity interests or debt instruments; (ii) insurance; (iii) hedging; and (iv) the disposition of assets; together with all funds received by the operating subsidiaries of the Company in excess of a base amount. No specific balance in the Proceeds Account is required. Credit balances in the Proceeds Account may be utilized by the Company to fund expenses specified in such corporate budget as is approved by NM Rothschild. The Proceeds Account is utilized by the Company as its "Cash Account". Under the ARCA, the Company is also obliged to maintain a reserve account (the "Reserve Account") into which the Company agreed to deposit amounts from the Proceeds Account in excess of a certain balance. No specific balance in the Reserve Account is required. The purpose of the Reserve Account is to serve as a reserve against future payments of principal, interest and other amounts due under the ARCA and, in the sole discretion of NM Rothschild, to fund expenses contemplated by the corporate budget which cannot be funded from the Company's operating cash flow. The Reserve Account is in the custody and the sole control of NM Rothschild.

As of July 22, 1999 the Company entered into an amendment to the ARCA (the "First Amendment"). The First Amendment provides, inter alia, for current drawings of $30.0 million, scheduled repayments of principal commencing on March 31, 2000 and for a maturity date of December 31, 2003.

As of March 1, 2000, in connection with the January Financing, the Company entered into a Second Amendment to the ARCA (the "Second Amendment") where, among other things it was agreed that:

(a) a liquidity account (the "Liquidity Account") would be established into which the Company agreed to deposit 50% of the net proceeds of the January Financing and of the exercise of January Warrants and of the exercise of the warrants issued upon the exercise of the January Warrants. No specific balance in the Liquidity Account was required. The purpose of the Liquidity Account was to serve as a reserve against future payments of principal, interest and other amounts due under the ARCA. The Liquidity Account was in the custody and sole control of NM Rothschild

(b) NM Rothschild agreed to the release of the La Trinidad Mine assets from the security under the NM Rothschild Facility, as such assets were sold; and

(c) all proceeds from the sale of the La Trinidad Mine assets, to a maximum of $0.5 million, were deposited in the Liquidity Account.

On September 29, 2000, the Company entered into a Letter Agreement with NM Rothschild (the "First Letter Agreement") where, among other things, the principal payment schedule was amended deferring $1.0 million of the $2.0 million September 30, 2000 payment to December 31, 2000, the interest rate was increased by 0.5% to LIBOR + 2.5% and a fee in the amount of $0.9 million (the "Backend Fee") was agreed to be paid upon the final payment of the NM Rothschild Facility. Funds fom the Reserve Account, were used by the Company to pay the September 30, 2000 payment of $1.0 million due to NM Rothschild.

On October 31, 2000, the Company entered into a Third Amendment to the ARCA (the "Third Amendment") where, among other things, it was agreed that $0.5 million, being the net proceeds of the sale of certain Mexican subsidiaries of the company operating the La Colorada mine, was to be deposited in the Reserve Account.

As of November 22, 2000, in connection with the November 2000 Financing, the Company entered into a Fourth Amendment to the ARCA (the "Fourth Amendment") where, among other things, it was agreed that the proceeds of the November Financing would be deposited 50% in the Liquidity Account and 50% in the Proceeds Account and that certain proceeds deposited to the Proceeds Account were to be used to fund development of the Company's Turkish projects.

As of December 28, 2000, the Company entered into a Fifth Amendment to the ARCA (the "Fifth Amendment") where, among other things, it was agreed that:

(a) the $3.0 million principal payment due December 31, 2000 would be paid $1.5 million from the Reserve Account and $1.5 million from the Liquidity Account;

(b) the quarterly principal payments of $2.0 million each due March 31, June 30, September 30 and December 31 of 2001 were changed to be $0.5 million on March 31, 2001, $1.0 million on June 30, 2001 and $1.5 million on each of September 30, 2001 and December 31, 2001;

(c) the Company's gold hedge portfolio would be liquidated with $2.0 million of the proceeds of such liquidation being paid in reduction of the principal owing under the NM Rothschild Facility and sufficient of the balance of the proceeds being used to acquire a flat forward hedging contract in compliance with the ARCA;

(d) the Company would complete a corporate transaction by June 30, 2001 to reduce the net debt of the Company to more acceptable levels; this transaction (a "Corporate Transaction") could be an acquisition or disposal of assets, merger with another entity, acquisition of another entity or some combination of the foregoing; and

(e) the Backend Fee was amended.

As of June 29, 2001 the Company entered into a Sixth Amendment to the ARCA (the "Sixth Amendment") where, among other things, it was agreed that:

(a) the requirement to enter into a Corporate Transaction by June 30, 2001 was waived;

(b) the $1.0 million principal payment due June 30, 2001 would be paid from the Reserve Account;

(c) the balance of monies remaining in the Reserve Account and the Liquidity Account, after the payment detailed in (b) above, would be used to prepay:

(i) the $1.5 million principal payment due September 30, 2001; and

(ii) the principal payment due December 31, 2003;

(d) the Company's 2001 gold hedges would be reduced to a level equal to 100% of forecast monthly production;

(e) all Brazilian currency hedges and all gold hedges maturing after December 31, 2002 would be closed out and the proceeds thereof, together with any net proceeds arising from the reduction under (d) hereof would be paid out:

(i) $0.4 million into the Reserve Account; and

(ii) the balance in payment of the principal payments due under the NM Rothschild Facility, in inverse order of maturity;

(f) the amount paid into the Reserve Account under (e) hereof would be released to the Company for working capital purposes once the Company had satisfied NM Rothschild of the written settlement of its São Bento autoclave insurance claim and the intended use of such amount;

(g) new and additional milestones were delineated in respect to a Corporate Transaction and the Company agreed to retain an advisor to assist in such process; and

(h) the Backend Fee was amended.

On December 5, 2001 the Company entered into a Letter Agreement with NM Rothschild (the "Second Letter Agreement") where, among other things, it was agreed that $1.5 million of the insurance proceeds pertaining to the São Bento autoclave, would be deposited into the Reserve Account for the purpose of payment of the $1.5 million principal payment due December 31, 2001.

As at February 15, 2002, in connection with the February 2002 Financing, the Company entered into a Seventh Amendment to the ARCA (the "Seventh Amendment") where, among other things, it was agreed that:

(a) the following sums would be paid as a prepayment under the NM Rothschild Facility, to be applied in inverse order of maturity of principal payments due thereunder:

(i) the balance in the Reserve Account, being $0.5 million;

(ii) 50% of the net proceeds (after expenses) received by the Company in respect to the February 2002 Warrants; and

(iii) 100% of the net proceeds (after expenses) received by the Company in respect to the exercise by the underwriter of the "Compensation Options" granted under the February 2002 Financing;

(b) the Company's hedge book would be restructured to provide for hedges for 50% of gold forecast to be produced for the next 12 month period or until December 31, 2003, whichever is earlier;

(c) $1.0 million would be deposited in the Reserve Account;

(d) the Backend Fee was amended to provide for a fee of $0.8 million plus interest at the rate of 2.5% per annum calculated from February 15, 2002 on the daily average principal amount owing under the NM Rothschild Facility;

(e) the requirement of a Liquidity Account was eliminated;

(f) the "Applicable Margin" charged on the NM Rothschild Facility was amended from 2.5% to 2.25% from February 15, 2002 to December 31, 2002 and 2.75% thereafter;

(g) the requirements for a Corporate Transaction, as detailed under the Sixth Amendment, were eliminated; and

(h) the "Loan Repayment Schedule" under the ARCA was amended to provide for scheduled repayment of principal of $1.0 million on March 31, 2002 and, thereafter, $0.2 million on the last day of each consecutive month from April 2002 to January 2003, and $0.25 million on the last day of each consecutive month from February 2003 to November 2003, with the balance being due and owing on December 31, 2003.

SIGNIFICANT ACQUISITIONS AND SIGNIFICANT DISPOSITIONS

Effective November 1, 2000 the Company sold the shares and related assets in the wholly-owned Mexican subsidiaries, Exploraciones Eldorado S.A. de C.V., Prospectores Minerales Mexico, S.A. de C.V., and Servicios Administrativos Eldorado, S.A. de C.V. See "Financial Statements- Note 3.

NARRATIVE DESCRIPTION OF THE BUSINESS

The Company operates the 100% owned São Bento mine near Belo Horizonte, Minas Gerais, Brazil. Until October 31, 2000 the Company operated the 100% owned La Colorada mine near Hermosillo, Sonora, Mexico. The Company's gold production in 2001 was derived from the São Bento Mine, and in 2000 and 1999 from the São Bento Mine and the La Colorada Mine. See Note 15 to the Consolidated Financial Statements 2001 for information on the Company's segment revenues.

Production and Operating Summary

The following table summarizes certain production and operating information relating to the Company's São Bento Gold Mine for each of the years indicated:

Production and Operating Information

Year	Ore Tonnes	Grade (g/t)	Recovery (%)	Production (ozs.)	Operating Cash Costs (1)	Total Production Costs (2)
					$	$
2001	417,609	9.13	91	102,841	216	306
2000	525,893	7.95	93	112,950	195	270
1999	540,014	8.18	92	126,581	184	251
1998	467,215	7.60	93	108,572	250	324
1997	437,344	8.07	93	105,907	288	361

(1) Calculated in accordance with the Gold Institute Production Cost Standard.

(2) Calculated in accordance with the Gold Institute Production Cost Standard, pursuant to which total production costs comprise total cash costs (operating cash costs plus royalties) plus depreciation, depletion and reclamation provisions.

Reserves and Resources Summary

A qualified person, as defined in National Instrument 43-101, has verified the technical data disclosed herein relating to the São Bento and Kisladag properties. The names of and other information relating to the persons who made the reserve and resource estimates, their relationship to the Company and qualifications are listed below:

São Bento Mine, Brazil

Name:	Sergio Martins	Company:	São Bento Mineraçao S.A
Position:	Geology Manager	Relationship:	Employee of a subsidiary of the Company
Qualification:	M.Sc. (Geo. & Mineral Resources) Member of the Ass. of P. Geologist of Brazil, Society of Economic Geologists of U.S.		

Name:	Peter Tagliamonti	Company:	São Bento Mineraçao S.A
Position:	Mine Manager	Relationship:	Employee of a subsidiary of the Company
Qualification:	MBA Member of P.Eng. of Ont.		

Kisladag Project, Turkey

Name:	Gary Giroux	Company:	Micon International Limited
Position:	Associate	Relationship:	Independent Consultant
Qualification:	B.A. Sc., (Geo. Eng.), M.A. Sc., (Geo. Eng.) Member of the Ass. of P.Eng and Geoscientist of B.C.		

Name:	Mike Davie	Company:	Micon International Limited
Position:	Associate	Relationship:	Independent Consultant
Qualification:	B.Sc., (Engineering in Mining) Member of P.Eng. of Ont.		

Efemçukuru Project, Turkey

Name:	Gary Giroux	Company:	Micon International Limited
Position:	Associate	Relationship:	Independent Consultant
Qualification:	B.A.Sc., (Geo. Eng.) M.A. Sc., (Geo. Eng.) Member of Ass. of P.Eng. and Geoscientists of B.C.		

The gold price used in the 2001 Reserves and Resources calculations for São Bento and Kisladag was maintained at $300 per ounce which reflects the markd trend in 2001 and going into 2002. Cut off grade for the deposit is based on the assumptions for plant recovery, gold value, mining dilution and recovery, along with operating and capital costs projections that are based on the historical production figres.

Reserves

The Company has estimated proven and probable reserves for the São Bento Mine and for its Kisladag and Efemçukuru development projects. Except as noted, all reserves are calculated in accordance with National Instrument 43-101. The estimate of the Company's proven and probable reserves for São Bento and Kisladag (as set forth in the table below) was calculated as at December 31, 2001 and was based on a gold price of $300 per ounce and a cut-off grade as set out below. Data collected in preparation for the estimates for São Bento set out below was obtained from ongoing channel sampling of development headings and diamond core drilling carried out in development areas as well as below the current mining horizon. Total drilling in 2001 for São Bento was approximately 11,800 meters. No additional surface or underground drilling was conducted to prepare the updated reserve estimates for Kisladag. The Company's estimate of its proven and probable reserves for Efemçukuru was calculated as at December 31, 2000 and was based on a gold price of $300 per ounce and a cut-off grade as set out below. For information regarding risks associated with the Company's estimates of its proven and probable reserves, see "Risk Factors".

The cut-off grades used in the reserve estimation are listed below:

São Bento	6.42 g/t
Kisladag	0.36 g/t Oxide
	0.51 g/t Sulphide
Efemçukuru	6.00 g/t

Proven and Probable Reserves

Mine or Project	Ownership	Location	Tonnes	Grade (g/t)	Contained Ounces
São Bento mine (Dec 31, 2001)	100%	Brazil	Proven: 145,000 Probable: 1,355,000	10.09 9.51	47,000 414,300
Kisladag Project (Dec 31, 2001)	100%	Turkey	Proven: 8,179,700 Probable: 57,484,300	1.36 1.34	356,800 2,493,900
Efemçukuru Project (Dec 31, 2000) [(1)]	100%	Turkey	1,810,000	13.31	774,800
Total:					4,086,800

(1) The proven and probable reserves for Efemçukuru have not been separately disclosed as required under NI43-101 for material properties. The Company does not, at this time, consider Efemçukuru a material property.

Reconciliation of Reserves in Ounces

The following table provides a reconciliation of the Company's ore reserves after gold production for 2001.

Mine	Reserves December 31, 2000	Recovered in 2001	Other Increase (Decrease) in Reserves	Reserves December 31, 2001
São Bento mine	747,000	102,850	(183,150)	461,000

Resources[(1)]

The following table sets forth the measured, indicated and inferred mineral resources for São Bento and certain of the Company's other operating, development and exploration projects as at the date noted and based on a gold price and cut-off grade as set out below. Data collected in preparation for the estimates for São Bento set out below was obtained from ongoing channel sampling of development headings and diamond core drilling carried out in development areas as well as below the current mining horizon. Total drilling in 2001 for São Bento was approximately 11,800 meters. No additional surface or underground drilling was conducted to prepare the updated resource estimates for Kisladag. Except as noted, all resources are calculated in accordance with NI 43-101. These resource estimates include the estimated reserves disclosed above.

		Tonnes	Grade g/t	Contained Ounces
São Bento Mine,[2]				
Brazil	Measured	234,000	12.82	96,400
100% owned	Indicated	1,245,000	12.58	503,500
(December 31, 2001)	Inferred	195,000	12.50	78,400
	Cut off grade	6.42g/t		
	Gold Price	300.00		
Kisladag,				
Turkey	Measured	9,600,000	1.30	400,000
100% owned	Indicated	116,400,000	1.19	4,400,000
(December 31, 2001)	Inferred	55,000,000	1.00	1,800,000
	Cut off grade	0.4g/t		
	Gold Price	300.00		
Efemçukuru,				
Turkey	Measured &			
100% owned	Indicated[3]	1,828,893	14.44	849,100
(December 31, 2000)	Inferred	590,000	12.63	239,700
	Cut off grade	6.00g/t		
	Gold Price	300.00		
Kaymaz, [2]				
Turkey	Measured &	1,086,000	6.25	218,200
100% owned	Indicated [3]	2.0g/t		
(December 31, 2000)	Cut off grade	350.00		
	Gold Price			
Kücükdere, [2]	Measured &			
Turkey	Indicated[3]	1,276,000	6.43	263,800
100% owned	Inferred	138,000	6.45	28,617
(December 31, 2000)	Cut off grade	2.0g/t		
	Gold Price	350.00		

(1) Mineral resources which are not mineral reserves do not have demonstrated economic viability.

(2) The mineral resource estimates were prepared by the Company for São Bento and certain of the Company's operating, development and exploration projects.

(3) The measured and indicated mineral resource estimates for Efemçukuru, Kaymaz and Kücükdere have not been separately disclosed as required under NI 43-101 for material properties. The Company does not, at this time, consider these properties as material properties.

OPERATIONS

The São Bento Mine

The Company owns one operating mine: the São Bento Mine located near Belo Horizonte, Minas Gerais, Brazil.

This property is the subject of independent reports (the "São Bento Reports") "Review of Ore Reserves and Metallurgical Operations at São Bento Mineraçao, Brazil" prepared by Watts Griffis & McOuat and dated February 5, 1996, an independent report "Review of Operations at São Bento Mineraçao, Brazil" prepared by Watts, Griffis & McOuat and dated May 13, 1996, an "Addendum to Review of Operations at São Bento Mineraçao, Brazil" prepared by Watts, Griffis & McOuat and dated April 27, 2000, revised May 10, 2000 and an "Addendum to A Review of Operations at São Bento Mineraçao Brazil" prepared by the Company, dated April 15, 2002, revised April 30, 2002 (collectively, the "Reports"). Copies of the Reports are available on SEDAR. The full Reports should be reviewed in order to put the following discussion in context.

Ownership Interest

The Company owns 100% of the São Bento mine through its various subsidiaries, including its wholly owned Brazilian subsidiary São Bento Mineração S.A. The mine site covers an area of 800 hectares and consists of one mining concession. A single contiguous mining concession of 1,221 hectares, also owned 100% by São Bento Mineração S.A., adjoins the northeastern boundary of the minesite.

Location and Access

The São Bento mine is located in the municipality of Santa Barbara, Minas Gerais State, Brazil, approximately 110 kilometers by road east of Belo Horizonte, the state capital, and 375 kilometers north of Rio de Janeiro. The mine site is accessed by good paved roads and a rail line services the two cities.

Acquisition

The São Bento Mine was acquired from Gencor Limited on July 4, 1996, as part of a portfolio of assets located in Brazil and Turkey.

History

The area around the São Bento mine has been worked for gold intermittently since the 1860s. The mine was operated by various companies until 1947. Gencor acquired the São Bento mine in the 1970s and, in July 1984, decided to develop the São Bento mine in two phases. The first phase, with a process capacity of 20,000 tonnes per month using an internal winze system to access the ore body, was completed in late 1986. The winze system was later replaced by inclines capable of handling 35,000 tonnes per month of ore and waste. The second phase began in 1988 and consisted of sinking a vertical shaft and doubling the capacity of the grinding and oxidation circuits in the processing plant. Gencor installed a one tank BIOX® pilot plant in 1991 and a second BIOX® tank in February 1995. In July 1996 the Company acquired, from Gencor, the São Bento mine. In 1998 an optimization and expansion program was completed. Operations became more mechanized, converting to trackless long-hole sub-level mining.

Geology and Mineralization

The São Bento mine is situated in the "Quadrilatero Ferrifero" ("Iron Quadrangle") of Minas Gerais State. The stratigraphy is comprised of volcanic rocks, chemical sediments and pelitic sediments all of which have been subjected to green schist metamorphism. The lithologies are typical of greenstone belts in Africa, Australia and Canada and are dated as Archean in age.

The formations have been strongly folded along northeast trending axis. Dips are steep, generally in the range of 45-50°. Mineralization at the São Bento mine is restricted to a sequence of chemical and fine-grained sediments and tuffs of the Nova Lima Group. Four formations have been identified on the property: the Carrapato Formation; the Lower Iron Formation; the Basal Iron Formation; and the São Bento Formation. Gold mineralization is localized in the Basal Iron Formation.

On the basis of lateral lithologic variations, the Basal Iron Formation is subdivided along strike into three portions: Orebody No. 1; Orebody No. 2; and the São Bento/Pinta Bem or Orebody No. 3. The Basal Iron Formation has its greatest thickness in the Orebody No. 1 area where it is approximately 35 meters thick and at least six periods of gold/sulphide mineralization are evident. The ore zone is distinctly banded and consists of alternating layers of sulphide and iron carbonates. Gold occurs in close association with sulphides and may be free, on crystal boundaries, or enclosed in sulphide grains. Grain sizes of the host rock minerals and sulphides range from 0.5 to 5.0 millimeters and gold grains range from 1 to 250 microns with an average of 70 microns. The ratio of sulphur to gold is consistent in the range of 0.62 to 0.64 and ore zones exhibit very uniform average gold content. Below the mine's 26 level horizon a meta basaltic dike dipping at approximately 42 degrees bisects the BIF from foot wall to hanging wall. A zone of fragmentation is encountered local to the intrusive with localized flatening of the BIF dip angle. Below this horizon drilling has identified continuation of the BIF structure and mineralization subdivided into lower and upper ore zones which have been traced down to the 30 level boundary pillar.

Mining

The São Bento mine is an underground mine accessed by an adit on level 11 and a vertical shaft which services the surface, level 11 and levels 17 to 23. The vertical shaft is used to hoist ore and waste to the surface and to deliver workers and materials to level 17 and below. In its current configuration, the vertical shaft hoisting capacity is approximately 100,000 tonnes per month. A twin ramp system accesses the orebody between the 21 and 25 levels reverting to a single ramp beyond 25 level.

The predominant mining method at São Bento is long hole open stoping. The ore is hauled with diesel trucks on levels below the 23rd level up to the 23rd level. The São Bento mine employs approximately 592 workers. The mine and plant operate seven days per week 24 hours per day. Projected mine life based on resource ounces and planned gold production will be approximately four to five years.

The processing plant at São Bento is a conventional grinding and milling operation using an autogenous mill. Once the ore is milled, it goes to a flotation unit where the concentrate of sulphides containing gold is separated from the tailings. This concentrate is then forwarded to an oxidation process through three bioxidation reactors using the BIOX® process and/or through two autoclaves. Gold is recovered in a six-stage CIL circuit to produce doré. The processing plant has a current design capacity of 42,000 tonnes per month and gold recovery is approximately 92%. Tailings are classified to produce a sand product used for underground backfill and the final tailing is sent to the tailings impound area. In 2001 the São Bento mine produced 102,841 ounces of gold at a cash operating cost of approximately $216 per ounce. Production in 2002 is anticipated to be approximately 105,000 ounces of gold at a cash cost of approximately $185 per ounce.

Recent Mine Developments

In September 1998 a failure in the outer steel shell of autoclave #2 occurred. Repairs were effected and the autoclave was operational by December 1998. The cost for these repairs and business interruption costs was borne by the national Brazilian insurer (IRB). Because of their concerns over the longevity and the perceived higher insurance risk with the repair, the IRB agreed in a written proposal dated October 27, 1999 to pay for all costs to design, build, and install a similar capacity autoclave to replace the damaged unit. In July 2001 the Company settled with the IRB for the repair of the mine's #2 autoclave. The agreement provided for the total cost of repairing the autoclave and included full business interruption coverage during the repair period. The Company received a total of $6.4 million in repair costs and in February 2002 received $1.4 million in business interruption coverage. An additional payment for the balance of the interruption insurance will be received after completion of the repair. Construction of the new unit was complete and it was operational on March 23, 2002.

Capital Expenditures

The Company incurred approximately $4.8 million in capital expenditures on the São Bento mine in 2000 and $4.3 million in capital expenditures on the São Bento mine in 2001. Anticipated capital expenditures for 2002 are $5.3 million with approximately $3.0 million in underground development. Funding for these expenditures will come from internally generated cash from operations.

Safety

At São Bento through July 2000, the mine had operated for over one year without a lost-time accident. Unfortunately in August 2000, the mine experienced a fatality when a rock fell on an underground miner. The mine obtained a second scissors lift truck and has a dedicated mine crew involved in increasing ground support in high traffic areas. On April 21, 2001 a fatality occurred when a worker performing blasting activities was crushed against a wall by an LHD Tamrock 301 being operated by remote control. For the year ended December 2001 there were two lost-time accidents. The incident rate of lost time accidents year to date is still below the average for similar underground operations in Ontario. Mine management continues to focus on efforts to improve worker awareness and safe work practices to re-establish a safe working environment throughout the mine.

Minesite Exploration

Current exploration efforts at the São Bento mine are concentrated on the delineation of additional gold resources at depth through an underground diamond drill program. The program for 2002 seeks to identify additional reserves to the 30th level, the current property boundary with Anglogold. The Company anticipates that the program will be complete in the fourth quarter of 2002 at an estimated cost of $0.4 million.

For further detailed technical data on the São Bento property see the São Bento Reports.

Data Verification

The original data including drill hole logs assay results have been reviewed by Peter Wilson Tagliamonti, a qualified person under NI 43-101 and an employee of a subsidiary of the Company. No irregularities were found.

Associated Projects

The Company entered into a letter of intent with Anglogold in August 2000 which confirmed the intention of Eldorado and Anglogold to enter into an agreement designed to further both parties' interests in and around the São Bento Mine and Anglogold's adjacent properties in the state of Minas Gerais, Brazil. The letter of intent with Anglogold establishes in principle the basic terms of the proposed agreement, including the following:

1) The Company, through its wholly owned subsidiary, São Bento Mineraçao S.A. will be granted a mining lease under which it will have the right to explore, develop and mine any reserves it discovers down dip beyond its existing property boundary onto Anglogold's ground. In exchange, a net smelter royalty on the production from gold recovered from Anglogold properties will be paid to Anglogold according to a graduated scale ranging from 0.5% at a gold price less than $275/oz. to a maximum of 4.0% at a gold price of $399/oz. or greater.

2) Anglogold will be granted an option valid for a period of 3 years, providing Anglogold with the rights, in the event that a mining operation is developed on its adjacent properties, to access any surplus capacity at the São Bento plant and to expand the plant at Anglogold's sole cost and without disruption to the Company's operations. Operating costs for the plant would be borne by both companies *pro rata* according to their proportionate planned and actual use of the facility. In addition to sharing in any unit cost savings from utilizing an expanded plant, Eldorado will receive a net smelter royalty based on the same graduated scale as Anglogold's royalty and payable on all gold produced from the Anglogold property that is processed through the Eldorado facility.

The Company intends, following finalizing of an agreement with Anglogold, to execute a 7,200 meter drill program below its 30th level elevation designed to confirm the continuity of the São Bento ore body within the extended BIF to a depth of up to 250 meters below the mine's 30th level elevation.

An Option Agreement signed as of March 1, 2002 established the terms between the Company and Companhia Vale do Rio Doce ("CVRD") whereby the Company is granted an option to purchase the Brumal property in its entirety following expenditure of $1.5 million in a staged work program to be completed over 2.5 years. Upon successful completion of the $1.5 million work program and exercise of the option, purchase of the property will occur through the payment of $5.0 million in four instalments commencing at the time of exercising the option to purchase and with the final payment coinciding with the second anniversary of commercial production. Gold production at the São Bento mine from the Brumal ore in excess of 500,000 ounces will be subject to a Net Smelter Royalty paid to CVRD according to a graduated scale ranging from 1% at a gold price of less than $300/oz. to a maximum of 4% at a gold price greater than $400/oz. Drilling commenced in March 2002 with an initial 2,000 meter diamond drill program consisting of 6 holes designed to confirm and extend the previously identified mineralization within the BIF. The Company's initial objective is to validate the target resource necessary to make a production decision based on a shallow reserve accessible by a decline from surface; the Company's present estimation of an initial target is 250,000-500,000 ounces. The close proximity (within 5 km) of the Brumal Project to the São Bento metallurgical plant presents an opportunity for Eldorado to utilize the excess milling capacity available at São Bento which is ideally suited for treating Brumal ore. In 2002 it is estimated that the cost of this program will be $0.2 million.

DEVELOPMENT PROJECTS

All of the Company's current development projects are located in western Turkey. Although the history of gold mining in Turkey predates Roman times, production of gold in modern times began in 2001 with the start up of Normandy Madencilik Ovacik operation located in Izmir province. Considerable potential for gold exploration and production exists in Turkey.

Turkey Projects


Küçükdere
ANKARA
Kaymaz
IZMIR
Kisladag
TARSUS
MERSIN
ANTALYA

A substantial mining industry supported by a well-developed infrastructure exists throughout Turkey. Mineral production is dominated by industrial and base metal sectors operated by both domestic and foreign mining companies.

The process of obtaining the necessary permits for a mining operation in Turkey is similar to that in other developed countries. The first permit required to initiate an industrial project in Turkey is the Site

Selection Permit. This permit is intended to establish the legal right of the land or concession owner to proceed with development of an industrial or commercial project. A review of the project scope is carried out by a number of local, provincial and federal government agencies to determine if conflicting land use issues exist in the project area, or may develop in the future. Approval is obtained from each agency prior to issuing the Site Selection Permit. Environmental baseline and impact studies follow receipt of the Site Selection Permit. The Environmental Impact Assessment study marks the second major step in the permitting process, culminating in the issuance of an Environmental Positive Certificate, which precedes application for the remaining technical permits. While certain time constraints apply to different permit applications there is no overall timeline that defines the total duration of the permitting process.

Kisladag Project, Turkey

This property is the subject of the independent reports (the "Kisladag Reports") "Estimation of Resources, Kisladag Project, Turkey", dated October 1999; "Addendum to October 1999 Report titled Estimation of Resources, Kisladag Project" dated May 15, 2000, and "Update of Resources, Kisladag Project, Usak, Turkey" dated October, 2000 and Amended November, 2000 and January, 2001 (all prepared by Micon International); "Kisladag Gold Project Pre-Feasibility Study" dated May 2001 and "Kisladag Gold Project Pre-Feasibility Study Addendum" December, 2001 (prepared by Kilborn Engineering Pacific); and "Updated Reserve Report for the Kisladag Gold Project Western Turkey" dated April 18, 2002, revised May 9, 2002 (prepared by Micon International). The reports are available on SEDAR. The above mentioned reports should be reviewed in order to put the following discussion in context.

Property Description

The Kisladag Project land position consists of two pre-operating licenses, numbers ONIR 7111 and ONIR 7142 with a combined area of 15,717 ha. Mineral licenses are granted for an indefinite period of time assuming license fees are made in a timely manner.

Ownership Interest

The Company owns a 100% interest in the Kisladag project through its wholly-owned Turkish subsidiary Tüprag Metal Madencilik Sanayi Ve Ticaret Limited Sirketi ("Tüprag").

Location, Climate and Access

The project is located in Western Turkey in Usak Province, 35 km. southwest of the city of Usak and 180 km. from the Aegean port city of Izmir. The terrain is of rolling hills with elevations ranging from 900 to 1200 meters. The area has warm dry summers and cool winters. The average temperature is 14°C with a maximum of 40°C and minimum of -3°C. The annual rainfall is 425 mm with most of the rain falling between November and March. There are a number of small villages within the concession area where the people are engaged in marginal farming of wheat from non-irrigated lands and the grazing of domestic livestock. All-season access to the Kisladag project is provided by paved highways and roads.

Acquisition

The Kisladag property was acquired from Gencor Limited on July 4, 1996, as part of a portfolio of assets located in Brazil and Turkey.

Geology and Mineralization

The Kisladag project is located in one of several mid to late Tertiary volcanic complexes in western Turkey, related to subduction along the Hellenic Trench southwest of Turkey. In the Kisladag region the volcanoes erupted onto a basement of schist at the northeast margin of the Menderes Massif.

Gold mineralization at the Kisladag project is hosted by a number of latitic intrusive bodies. Exploration conducted by the Company has outlined two alteration zones on the Kisladag project. The Gökgöz Tepe alteration zone covers approximately 12 square kilometers. At Gökgöz, a coarsely porphyritic latite is host to the bulk of the gold mineralization and has undergone extensive and intensive hydrothermal alteration. An early potassic phase of alteration has been recognized which is overprinted by later quartz-tourmaline and advanced argillic alteration. Gold mineralization forms an annular zone around a later weakly mineralized stock of similar composition. Gold is associated with multiple phases of tourmalne-pyrite, pyrite and quartz-pyrite veining and brecciation and is accompanied by small amounts of base metals, principally zinc and molybdenum. Oxidation in the deposit is shallow over the barren intrusive but extends to depths of 40 to 50 meters to the west and east. Limonite is the most abundant oxide mineral, usually occurring along fractures in thin colloform layers and in disseminated patches around weathered pyrite.

The Sayacik alteration zone is located six kilometers southwest of Gökgöz Tepe andcovers approximately six square kilometers. Moderate to strong silicification occurs for approximately 1.5 kilometers in andesitic tuffs. Quartz barite veinlets cutting the tuff contain up to 100 parts per million silver in grab samples.

Data Verification

The original data used in the preparation of the Kisladag resource and reserves statements has been reviewed by Micon International. Micon's opinions are based upon information contained in technical reports prepared by Kilborn (subsequently acquired by SNC Lavalin) or the Company.

Previous Exploration

Commencing in 1996 exploration activities at Kisladag have focused primarily on the Gökgöz Tepe zone. The work has progressed from initial identification of the alteration zone from satellite imagery, through stream sediment sampling, geochemical soil sampling and an Induced Polarity geophysical survey. On the basis of this work, a gold anomaly was identified extending along the north slope of Gökgöz Tepe zone approximately 1,200 meters on strike by 600 meters wide. This work was followed up with rock sampling in 2,780 meters of trenching as well as 1,640 meters of short hole percussion drilling.

In 1998 an HQ core drilling program was carried out to further probe the main anomaly. Drilling extended the gold values found in the trenching to depths of approximately 250 meters and effectively confirmed the potential for a low grade bulk tonnage gold deposit. An additional 6,065 meter HQ core drilling program carried out in 1999 extended the strike length and depth of the deposit. Based on the trenching, percussion drilling and core drilling data, Micon International and the Company prepared a geological resource estimate identifying a measured and indicated resource of 42.8 million tonnes of 1.49 g/t plus an inferred resource of 31.1 million tonnes @ 1.35 g/t which resulted in total contained gold of 3.4 million ounces. The cut-off grade on which Micon based the resource estimate for the Kisladag Project was 0.8 g/t.

Mineralization in all drill holes within the main zone has extended from surface with the average drill hole depth being approximately 250 meters. The overall dimensions of the Kisladag deposit are 750 meters by 500 meters. One hole drilled to 420 meters bottomed in mineralization. The eastern part of the deposit contains a crescent-shaped, higher-grade zone varying from 40 to 120 meters in width, along a strike length in excess of 300 meters. Drilling in this zone has yielded average grades in excess of 3.0g/t.

A reverse circulation drill program totalling 7,600 meters was carried out on the Gokez Tepe zone in 2000. Results from this program have been incorporated into a revised resource estimate showing a significant increase in the tonnage of the deposit. This has resulted from an increase in the size of the known mineralized zone as defined by the drill results. Micon International has reported the measured and indicated resource at 125.97 million tonnes at an average grade of 1.20 g/t gold using a cutoff grade of 0.4g/t containing an estimated 4.85 million ounces of gold (20.56 tonnes oxide, 105.41 tonnes sulphide) reflecting the potential of the deposit using heap leach recovery. Previous estimates considered using whole ore milling. The use of cut-off grade only provides a measure of the sensitivity of the deposit to changes in the material extracated. It does not imply that economic analyses have been incorporated in the evaluation. As the present concept for gold extraction involves a generally less costly method, a lower cutoff grade was used. As the foregoing estimates reported by Micon were made before NI 43-101 came into force, they may vary materially from estimates made in accordance with NI 43-101. The estimates use the same classifications as set out in NI 43-101 (although not separately disclosed). The estimates are provided in connection with the discussion of previous exploration.

The Company's procedures for sample collection, sample preparation and security of samples have been audited by Micon International. Sample assaying is carried out by ALS Chemex ("Chemex") in Vancouver, B.C., Canada. ALS Chemex has attained ISO 9002 Registration by KPMG Quality Registrars for the principal laboratory in Vancouver for the provision of assay and geochemical analytical services. A routine of check assays duplicates and standards has been followed for all assay work completed.

For a detailed discussion of the exploration, including sampling and analysis, conducted at Kisladag, see the Kisladag Reports. Copies of the reports are available on SEDAR.

Current Development Activities

Metallurgical testwork on Kisladag oxide and sulphide material in 1999 and 2000 suggested that heap leaching of the ore presents the most viable approach to gold recovery. Results have shown that at moderate crush sizes of 7 to 10 mm, gold recoveries in the range of 80% can be achieved in oxides, with recovery in the sulphides estimated at 57%.

A Scoping Study evaluating alternative process design options and production scenarios was prepared by Eldorado and Kilborn in July 2000. This study established that, assuming operating as an open pit mine with heap leach gold recovery the Kisladag project merits further development, based on technical feasibility and economic performance.

Based on the concept of heap leach gold recovery the Company commissioned a Prefeasibility Study with Kilborn Pacific Engineers in 2001. The study considered a first phase of mine development dealing with the oxide and sulphide ore contained in a 39 million tonne starter pit. This approach was taken to minimise capital expenditure in the early years and allow for expansion of the project to develop the total resource at a later date. A production rate of 3.4 million tonnes per year was established. The prefeasibility study considered an owner operated mining fleet and a three stage crushing system to generate a final crush size of 100% minus 8mm established in the metallurgical test program. Subsequent to issuing the Prefeasibility Study in May 2001 significant changes occurred in the Turkish economy which resulted in a devaluation of the Turkish lire of over 50%. The Company considered this to be a material change in the conditions of the project. Kilborn was asked to review the Prefeasibility study in light of the changes and to also incorporate into the review the option of contracting the mining operation and substituting used crushing equipment in the Study. The result was a moderate decrease in operating costs with a significant decrease in capital costs. A comparison of the Prefeasibility Study and the study addendum are shown below.

Prefeasibility Study
Technical Summary

A Geological Resource @ 0.4 g/t cutoff	
Measured & Indicated[(1)]	125.9 M tonnes @ 1.20 g/t
	4,847,000 ounces
3 Mineable Reserves Phase I	
Proven & Probable[(1)]	39.7 M tonnes @ 1.44 g/t
	1,837,300 ounces
C Production	
Plant Throughput	3.4 Mtpa
Strip Ratio	0.51
Project Life	11.5 years
Average Annual Production	103,600 ounces

(1) Calculated in accordance with NI 43-101 except that measured and indicated resources have not been separately disclosed, and proven and probable resources have not been separately disclosed.

Economic Performance

Prefeasibility Study Performance Summary	
Initial Capital Cost (millions)	$47.4
Cash Operating costs ($/oz.)	$154
Internal Rate of Return @ $300/oz Au	21%
Net Present Value (million) $300/oz Au @ 8% discount	$36.3
Addendum to the Prefeasibility Study Performance Summary	
Initial Capital Cost (millions)	$29.6
Cash Operating Costs ($/oz.)	$149
Internal Rate of Return @ $275/oz Au	31%
Net Present Value (million) @ $275/oz Au @ 8% discount	$36.9

Prefeasibility Study
Capital Cost Estimate

Item	$
Infrastructure	5,776,000
Process & Heap Leach	17,884,000
Buildings	2,296,000
Waste Dumps	366,000
Mining Equipment	5,438,000
Total Direct Costs	**31,760,000**
Engineering, Procurement & Construction Management	3,051,000
Indirects	4,382,000
Owners Costs	4,071,000
Contingency	4,113,000
Total Indirect Costs	**15,617,000**
Total Direct & Indirect Costs	**47,377,000**

Addendum to the Prefeasibility Study
Capital Cost Estimate

Item	$
Infrastructure	5,155,695
Process & Heap Leach	11,970,275
Ancillary Buildings	854,995
Waste Dumps	218,190
Mining Equipment	260,129
Total Direct Costs	**18,459,284**
Engineering, Procurement & Construction Management	2,617,396
Indirects	1,621,209
Owners Costs	4,071,446
Contingency	2,811,909
Total Indirect Costs	**11,121,960**
Total Direct & Indirect Costs	**29,581,244**

Mine equipment costs reflect the use of mining contractors and used crushing equipment included in the capital cost estimate. All costs are expressed in U.S. dollars at an exchange rate of 1,550,000 TL = U.S.$1.00, effective November 2001.

The reserve base used in the prefeasibility study defined in the first phase of development for the Kisladag project. Following completion of the Addendum to the Prefeasibility Study, which revised the economic operating conditions of the project, the Company undertook to revise the ore reserves to reflect a total life of mine production schedule using the operating parameters defined in the Addendum Study. No attempt was made to revise unit operating costs which would benefit positively from long term service and supply contracts. Micon International has prepared a second addendum defining the life of mine reserves for Kisladag which have increased over the total 20 year mine life to 2.8 million ounces.

The economic performance of the project has remained robust. Due to the complex and changeable nature of the taxation regulations in Turkey, Micon reported a simplified earnings and taxation model to proof the reserves. No attempt has been made to optimize taxation impacts.

Total sustaining capital for the Kisladag project has increased from the Phase I mine life total of $7,444,000 to a total of $11,374,000 to accommodate ongoing equipment replacement and maintenance as well as leach pad extensions.

The Company plans to complete approximately 3,500 meters (44 holes) of Reverse Circulation drilling in 2002 as part of an infill program to reduce the drill spacing in the core of the deposit to approximately 50 meters by 50 meters. Further drilling is recommended to explore and delineate the outer boundaries of the Kisladag deposit. The results of this work will be used to revise the resource classification in line with requirements for a Feasibility Study, which is expected to be started in the third quarter of 2002. A program of 3,400 meters of deeper diamond drilling is underway to define extensions to the depost, which Micon International considers to be reasonable.

Bulk metallurgical sampling will be carried out using diamond core drilling. Oxide and sulphide material will be used in further heap leach testing which will focus on solution chemistry in the heap and detoxification.

Environmental monitoring and assessment will continue at the project site. Permitting activity will focus on completion of an Environmental Impact Assessment Study by the end of 2002.

<u>Kisladag Expenditures to Feasibility</u>

Resource Development	Deep Drilling	$	433,300
	Infill Drilling		548,900
	Analysis		125,200
Metallurgical Evaluation	Sampling		481,500
	Phase 3		183,000
	Phase 4		288,900
	Analysis		231,100
	Environmental Impact Assessment		722,200
	Operational		356,300
TOTAL		$	3,900,000

Permitting

The Company was granted a Site Selection Permit for a gold mining operation at the Kisladag project site in 1999. The application describes the Kisladag project as a potential open pit operation employing cyanidation for gold extraction. Early receipt of this permit has been made possible by the high level of support the project has received within the Usak province and at the federal government level. Support has been further demonstrated by the signing of a letter of intent between representatives of the province and the Company to establish a Foundation, based on operation of the mine, which would assist in the development of the project for the future benefit of the people of Usak.

The next stage in the permitting process will follow completion of the Environmental Impact Assessment.

Efemçukuru Project, Turkey

Ownership Interest

The Company owns a 100% interest in the Efemçukuru project through its whollyowned Turkish subsidiary Tüprag. The Efemçukuru project consists of two pre-operation licenses covering 3,072 hectares.

Location and Access

The Efemçukuru project area lies near the coast of western Turkey, approximately 20 kilometers from the provincial capital of Izmir. The village of Efemçukuru, with a population of 500, located two kilometers south of the Efemçukuru project, is the nearest settlement. The project is located in hilly terrain with a range of elevation from 520 to 760 meters. Access to the Efemçukuru project is provided by various paved and unpaved roads which connect the village with other local population centres.

Geology and Mineralization

Gold mineralization is hosted by the 1,800 meter long Kestane Beleni Vein, which contains the present resource, and the less well explored Kokarpinar Vein, which is 2,500 meters in length. Both strike southeasterly (160°E), dip 60°E to 70°E northeast and postdate the emplacement of rhyolitic dikes, although the veins may follow dike-occupied fracture zones for short distances.

Mineralization occurs as open space fillings. Multi-stage breccia, quartz carbonate veinlets, cockade and laminated textures are common. Non-metallic host rock minerals include quartz, rhodonite and rhodochrosite. Associated sulphides include pyrite, pyrrhotite, chalcopyrite, sphalerite andgalena, and their oxidized products. Most of the gold is very fine (2.5 to 50 microns), occurring as free grains in quartz and carbonate, and as inclusions in sulphide minerals. Lower grade stockwork mineralization occurs locally between ore shoots, and is relatively abundant in the hanging wall irrespective of rock type. Such stockworks are not common in the footwall.

Previous Exploration

The target identified at the Efemçukuru project is a high-grade vein-hosted gold system. A drilling program was completed by the Company in 1997 along the north, middle and south ore shoots. A total of 4,092 meters of diamond drilling was carried out to further delineate the initial identified resource of 660,000 ounces. This resulted in an increase in the resource to 1.1 million ounces contained in 2.52 million tonnes at an average grade of 13.71 grams per tonne. The drill hole pattern has been reduced to approximately 50 by 35 meters. Additional diamond drilling was carried out for hydrogeological testing in the veinstructure as well as the hanging wall and foot wall rocks. Assay data from this program has been incorporated into the database for the deposit. The geological model was evaluated by Micon International in 1998 confirming a measured and indicated resource of 1.87 million tonnes @ 14.26 g/t with an inferred resource of 660,000 tonnes @ 11.99 g/t. Reserves of 784,000 ounces were established during an internal pre feasibility study completed in 1999. As the foregoing estimates of resources were made beforeNI 43-101 came into force, they may vary materially from estimates made in accordance with NI43-101. The estimates use the same classifications as set out in NI43-101 (although not separately disclosed). The estimates are provided in connection with the discussions of previous exploration.

Current Development Activities

The pre-feasibility study covering resource and reserve estimation, mining, processing and disposal of waste rock and tailings was completed in March, 1999. Since permitting the use of cyanide in this location was problematic, the objective of the study was to assess whether an economically sound and environmentally permittable project could be developed without cyanide, using underground mining and flotation processing. The planned production rate is 250,000 tonnes of ore per year yielding approximately 90,000 ounces of gold.

Revisions to the pre-feasibility study have been made to reflect the alternative of processing flotation concentrates at the Kisladag operation in a stand-alone processing circuit. This alternative has resulted in a reduction in the anticipated cash cost of production from $176 per ounce to $148 per ounce. Transporting concentrate to Kisladag will be less expensive than the original plan to transport concentrate to Sao Bento. The work plan for Efemçukuru currently consists limited community relations activity.

Permitting

The Company initiated the first stage of permitting for Efemçukuru in 1998 with the application for a Site Selection Permit. To date positive response has been received from 12 of the 13 government agencies required to be consulted. The remaining agency, IZSU (Izmir City Water Board), which holds the water rights for the Efemçukuru drainage area, issued a negative opinion based on a planned use of the drainage area for a potable water dam. The water dam project conflicts directly with all commercial, industrial and agricultural activity in the immediate area. Due to technical and economic reasons, Izsu did not build the proposed water dam project. Responsibility for construction of the dam was turned back to the state water authority ("DSI"). DSI is currently considering cancellation of the project as there is no technical or economic basis to proceed. The impact of this move on the status of the permitting process for Efemcukuru is currently being assessed.

Kaymaz Project, Turkey

Property Description

The Kaymaz Project land position consists of two pre-operation licenses, numbers ONIR 4127 and ONIR 4777, and two operation licenses numbers IR 2984 and IR 5262 with a combined area of 11,915.81 ha.

Ownership Interest

The Company owns a 100% interest in the Kaymaz Project through its wholly-owned Turkish subsidiary Tüprag Metal Madencilik San. Ve Tic. Ltd. Sti. ("Tüprag").

Location and Access

The Kaymaz project is located in western Turkey, approximately 70 kilometers east of the provincial capital of Eskisehir. The village of Kaymaz (population 3,000) is three kilometers west of the project site, which is at an elevation of about 1,100 meters on the Anatolian Plateau. Access is provided by the Ankara-Eskisehir highway, which passes two kilometers south of the Kaymaz area.

Geology and Mineralization

Gold mineralization at the Kaymaz project occurs within a sequence of deformed and altered marine sediments and associated ophiolites which were strongly metamorphosed during the Cretaceous and early Tertiary periods. Ultramafic sections were strongly serpentinized and deformed into a series of folds with north-northwest trending axis. This sequence is intruded by northeasterly dipping, sill-like bodies of the Karakaya granite.

Mineralization is believed to be epithermal in character and associated with brecciation and silicification. At Damdamca Tepe, higher grading mineralization occurs as a tabular body measuring about 180 meters in length, five to 45 meters in thickness and extending below 85 meters from surface. The zone is approximately parallel to a granite contact, and enclosed within a halo of lower grade mineralization. At Topkaya, economically significant mineralization occurs in small pod-like bodies within a zone 600 meters in length and 20 to 30 meters in horizontal width. The north-striking Kizilagil Zone, located about 1,200 meters south of Damdamca Tepe, is hosted in silicified calcschists and marbles of the basement Sivrihisar Formation and dips steeply in an easterly direction with a strike length of 275 meters and an average width of 14 meters. Located 3,500 meters south of Damdamca, the Kücük Mermerlik Tepe Zone occurs in flat-lying to gently dipping silicified serpentinites in an area unique for its lack of granite bodies.

Current Development Activities

A full feasibility study for the Kaymaz project was completed by the Company in 1997. The study proposed an open pit operation with a cyanide gold recovery plant located on site. The reserves were determined to be approximately 973,000 tonnes at an average grade of 6.04 g Au/t. Ore production was estimated at 150,000 tonnes per year, producing 25,000 ounces of gold per year at a cash cost of approximately $180 per ounce. Total capital costs were estimated at approximately $14 million. As the estimates of reserves were made before NI43-101 came into force, they may vary materially from estimates made in accordance with NI43-101. The estimates use the same classifications as set out in NI 43-101 (although not separately disclosed). The estimates are provided in connection with the discussion of previous exploration.

All necessary permits were obtained for the project by 1997, with the exception of the construction permit. However, litigation was commenced by third parties against the Ministry of Environment over the environmental permit previously granted for the Kaymaz project and the planned use of cyanide in the gold recovery process. The Ministry of Environment is currently appealing a high court decision ruling against the use of cyanide at Kaymaz. All further work on the Kaymaz project has been suspended pending resolution of this matter.

Küçükdere Project, Turkey

Ownership Interest

The Company owns a 100% interest in the Küçükdere project through Tüprag. The Küçükdere project consists of one operation license covering 9,784 hectares and one pre-operation license covering 632 hectares.

Location and Access

The Küçükdere project area is located near the west coast of Turkey, approximately 10 kilometers southeast of the town of Edremit (population 36,000) and approximately 125 kilometers north of the provincial capital of Izmir. The village of Küçükdere (population 500) is the nearest settlement and the project is located approximately one kilometers south of the village, three kilometer south of the Baliksehir-Canakkale highway.

Geology and Mineralization

Gold mineralization at Küçükdere is hosted exclusively by andesitic porphyry which was emplaced during the early Paleogene. Gold occurs as free grains within quartz and carbonate host rock in a series of quartz-carbonate veins which are subvertical with north to northeasterly strikes, or are flat-lying to northwesterly dipping with northerly to easterly strikes. Five vein zones have been identified, extending from Coraklik Tepe in the south to Firincik Tepe in the north. Within each zone, veins form a series of discontinuous lenses and pods over a strike of nearly four kilometers. Individual veins range in thickness from less than one meter to 30 meters, and vary in length from a few meters to more than 200 meters. The veins are controlled by north-northeast trending shears and dilatant zones developed in the andesite porphyry stock and are surrounded by pervasive propylitic alteration to moderate argillic alteration.

Previous Exploration

Exploration work at Küçükdere was conducted between 1989 and 1991. A feasibility study was completed by Gencor Limited in early 1992. The study was based on an open pit mining operation supported by a CIL treatment plant running at 770 tonnes per day. An environmental impact study completed by an independent Turkish engineering firm did not identify any significant adverse impacts from the proposed operation. Project permitting was initiated by submitting an environmental impact report in November 1992.

Current Development Activities

Engineering work has been conducted to resolve some of the environmental issues associated with the initial feasibility study. Revision of the previous study and environmental impact report are pending. Agricultural and land use regulations have recently been amended, thereby eliminating an impediment to further development.

EXPLORATION PROPERTIES

In 2001 the Company incurred an aggregate of $0.5 million in exploration expenditures. The distribution of expenditures by region was 58% in Brazil and 39% in Turkey. The Company anticipates an expenditure of $0.4 million in 2002.

The Company's exploration activities are directed from Vancouver, British Columbia, where all exploration projects and opportunities are evaluated and prioritised. Exploration activities at the existing mine, including exploration near the minesite, are managed from the local minesite office.

Piaba Project, Maranhão State, Brazil

Ownership Interest

The Company owns a 50% interest in the Piaba Project through its 50% ownership of Aurizona Goldfields Corporation ("Aurizona Goldfields"). The Piaba Project consists of one mining concession coveringan area of 9,981 hectares. Three additional applications for exploration permits cover an additional area of approximately 20,100 hectares to the west.

The Piaba Project is being held on a care and maintenance basis. The joint venture partners have been actively soliciting offers from interested third parties to take over the project. See "Joint Ventures".

Luziânia Project, Goias State, Brazil

Ownership Interest

The Company has transferred its interest in the Luziânia Project to its joint venture partner The Company retains a 5% royalty interest.

JOINT VENTURES

Aurizona Regional Project, Maranhão State, Brazil

Ownership Interest

The Company owns a 50% interest in the Aurizona Regional Project through Aurizona Goldfields Corporation. The Aurizona Regional Project consists of 42 exploration permits covering an area of approximately 367,484 hectares, together with 17 applications for exploration permits, with priority confirmed status, covering an area of approximately 152,397 hectares.

The Company and Cesbra Cia. Estanifera do Brasil are each 50% participants in an incorporated joint venture formed to pursue the exploration and development of the Piaba and Aurizona Regional Projects in Maranhão state in north-eastern Brazil. The properties consist of 42 exploration permits covering an area of approximately 367,484 hectares, together with 17 applications for exploration permits, with priority confirmed status, covering an area of approximately 152,397 hectares.

The joint venture corporation, Aurizona Goldfields Corporation, holds its mineral interests through a wholly-owned Brazilian subsidiary, Mineração Aurizona, S.A.

The Piaba Project is being held on a care and maintenance basis. The joint venture partners have been actively soliciting offers from interested third parties to take over the project.

Pedra Branca Platinum-Palladium Project, Ceará State, Brazil

The Company entered into a Joint Venture Agreement with Altoro Gold Corp. on October 8, 1999. Altoro can acquire a 70% interest in the project by spending $2.0 million on exploration on the property over a 3-year period. Altoro, at Eldorado's discretion, can earn a 90% interest in the project by spending an additional $1.0 million. In February 2000 Altoro optioned its interest to Hunter Dickinson hc. ("HDI"), whereby HDI can earn a 60% interest by spending $7.0 million over four years. Hunter Dickinson have declined to continue their option and the property has reverted back to Altoro. Altoro has been acquired by Solitario Resources. Solitario is continuing to explore on the property.

Kemaliya Project, Erzincan Province, Central Turkey

The Company signed an Option Agreement with Anatolia Minerals Development Ltd. whereby Anatolia can earn a 66 2/3% interest in the property by spending $0.5 milion over a 5-year period. In April 2000 Anatolia entered into an agreement with Rio Tinto whereby Rio Tinto can earn a 70% interest and dilute the interest of Eldorado and Anatolia in the project by spending $10.5 million in exploration and funding a feasibility study. Upon Rio Tinto fulfilling the terms of their agreement, Eldorado's interest in the project would be diluted to 10% and Anatolia will be diluted to a 20% interest. The Company is currently negotiating an NSR agreement with Anatolia on the property.

Demir Export, Turkey

In May 2001 the Company signed an agreement with Demir Export A.S. which established the basis for joint exploration, development and subsequent exploration of metal mines in Turkey. The joint venture parties participated in reconnaissance exploration work in 2001 in the area of interest in western Turkey. A work program for 2002 has been agreed which will require an expenditure of approximately $135,000. The Company has allocated approximately $67,000 towards its share of this program.

GOLD MARKET AND PRICE

Gold is used primarily for product fabrication and investment. Gold is traded on international markets and individual buyers and sellers generally are unable to influence its price. The London price fixing for gold on December 31, 2001 was $276.50 per ounce.

FOREIGN CURRENCY EXPOSURE

All of the Company's revenues from gold sales are denominated in U.S. dollars, whereas the majority of its operating costs are denominated in the local currencies of the countries in which he Company operates. The Company monitors the economic environment, including foreign exchange rates, in these countries on an ongoing basis. To the extent feasible, the Company hedges its local currency foreign exchange exposure vis-à-vis the U.S. dollar with the objective of minimising its foreign currency denominated costs.

The foreign exchange gains/(losses) realized in the last three financial years is as follows:

December 2001	($173,000)
December 2000	$576,000
December 1999	$1,157,000

GOLD REFINING, SALES AND HEDGING ACTIVITIES

Degussa Brasil Ltda. in Brazil is currently refining the Company's gold to market delivery standards for all Brazilian production. The Company believes that no adverse effect would result if it lost the services of any of its current refiners, because other refiners are available.

The Company has employed a variety of hedging techniques with the objective of mitigating the impact of downturns in the gold market and providing adequate cash flow for operations. The Company sells its gold production to bullion dealers on a spot market basis and through forward sales and other hedging agreements. (For further information regarding the Company's hedging program refer to Note 12 Hedging Commitments of the audited consolidated financial statements of the Company, December 31, 2001).

The Company's hedging activities will depend upon an ongoing assessment of the gold market, its hedging strategy, financing restrictions and other factors. São Bento Mineracao S.A. is party with NM Rothschild to an ISDA (Multicurrency cross-border) Master Agreement dated May 11, 2001 under which the hedging activities of the company are conducted. For a summary of the Company's future gold sale and delivery commitments under its hedging arrangements, reference is made to the 2001 consolidated financial statements of the Company.

At March 31, 2002, Eldorado's hedging program consists of the following spot deferred gold contracts.

<u>Gold Hedge Position</u>	2000	2003	2004
Gold ounces			
Spot deferred contracts			
Amount hedged	33,189	$ -	-
Average price ($/oz.)	$ 295	-	$ -
Fixed forward contracts			
Amount hedged	-	-	-
Average price ($/oz.)	$ -	$ -	$ -

ENVIRONMENTAL

The Company conducts mining operations in Brazil and exploration and development activities in Brazil and Turkey. Such operations are subject to various laws, rules and regulations governing the protection of the environment. The Company has adopted an environmental policy designed to ensure that it complies with, or exceeds, all currently applicable environment regulations. All of the Company's operations are in compliance in all material respects with applicable environmental legislation.

The São Bento Mine, Brazil

The São Bento Mine continues to operate within all Brazilian federal, state and local laws and regulations. In instances where environmental laws have not evolved to cover certain aspects of the operation, the Company operates within accepted world standards. Considerable emphasis continues to be directed towards improving safeguards to the environment. A recent example of this is the modification to plant drainage to capture all runoff in the tailings impoundment. The mine maintains a greenhouse to cultivate native species for reclamation and is currently revegetating an abandoned open pit.

In 2001 there were no incidents adversely affecting the environment. The mine began a more complete and frequent process of providing information to FEAM, the state agency in charge of environmental protection and regulation. In addition, the mine is participating in a multi-stakeholder group studying background values of arsenic in the area and communities surrounding the mine. Two incidents involving fish mortalities in surrounding rivers occurred in 1999. The government are satisfied with the measures undertaken in 2000 by the mine to prevent or limit future accidental discharges of mine solutions.

Turkey

The Company has conducted extensive environmental testing and monitoring at its Turkish development projects to firmly establish baseline data and characteristics for air, water and soil.

EMPLOYEE RELATIONS AND PERSONNEL

As at December 31, 2001 the Company and its subsidiaries had approximately 622 (Brazil-592, Canada-9, Turkey-21) hourly workers, contractors and permanent employees world-wide. The Company also engages a number of contractors to supply work on specific projects. None of the Company's employees belong to a union, except for the hourly workers at the São Bento mine in Brazil. Labour agreements in Brazil are mandated to one year contracts. A new labour agreement with the Santa Barbara Gold and Precious Metals Extraction Industry Workers Union was signed on October 30, 2001 for additional salary increase of 6.03%. The Company considers its employee relations to be good.

COMPETITION

The Company competes with other mining companies for the acquisition of mineral claims, permits, concessions and other mineral interests as well as for the recruitment and retention of qualified employees. There is significant competition for the limited number of gold acquisition opportunities and, as a result, the Company may be unable to acquire attractive gold mining properties on terms it considers acceptable.

RISK FACTORS

Gold Price Volatility

The profitability of the Company's operations is significantly affected by changes in the gold price. The gold price can fluctuate widely and is affected by numerous factors beyond the Company's control, including industrial and jewellery demand, inflation and expectations with respect to the rate of inflation, the strength of the U.S. dollar and of other currencies, interest rates, gold sales by central banks, forward sales by producers, global or regional political or economical events, and production and cost levels in major gold-producing regions such as South Africa. In addition, the gold price is sometimes subject to rapid short-term changes because of speculative activities. The supply of gold consists of a combination of new production from mining and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals. As the amounts produced in any single year constitute a small portion of the total potential supply of gold, typical variations in current production do not necessarily have a significant impact on the supply of gold or its price.

Impact of Gold Hedging Activities

Hedging activities are intended to protect the Company from the fluctuations of the price of gold and to minimise the effect of declines in gold prices on results of operations for a period of time. Although hedging activities may protect a company against low gold prices, they may also limit the price that can be realized on gold that is subject to forward sales and call options where the market price of gold exceeds the gold price in a forward sale or call option contract.

The Company's hedging contracts are subject to margin limits, which allow the counterparty, NM Rothschild, to make margin calls on the Company should gold prices rise substantially over today's price. Currently, the price of gold would have to exceed a spot price of $471 before a margin call would occur. A margin call would result in an additional cash demand upon the Company equal to $28,000 for each dollar that the spot price exceeds $471.

Reserve and Resource Estimates

The proven and probable reserve figures set forth in this AIF are estimates, and there is no certainty that the indicated levels of gold production will be realized. Reserve estimates may require revision based on various factors such as actual production experience, market price fluctuations of gold, production costs or recovery rates. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Certain reserve and resource estimates included herein were made before NI43-101 came into force and may vary materially from estimates made in accordance with NI43-101.

Production Estimates

Estimates of future production for the São Bento Mine and for the Company as a whole are derived from the Company's five-year mining plans. The plans are developed based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of production. Actual production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed previously, actual ore mined varying from estimates in grade and metallurgical and other characteristics, mining dilution, pit wall failures or cave-ins, strikes and other actions by labour at unionized locations, restrictions imposed by government agencies and other factors. Estimates of production from properties not yet in production or from operations that are to be expanded are based on similar factors (including, in some instances, feasibility studies prepared by Company personnel and/or outside consultants) but it is possible that actual cash operating costs and economic returns will differ significantly from those currently estimated. It is not unusual in new mining operations to experience unexpected problems during the start-up phase. Delays often can occur in the commencement of production.

Regulatory Requirements

Mining operations, development and exploration activities are subject to extensive laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, environmental protection and remediation, protection of endangered and protected species, mine safety, toxic substances and other matters. Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production.

Risk of Sovereign Investments

Virtually all of the Company's activities and investments are located in foreign countries. The Company's material foreign investments include operations in Brazil and exploration and development projects in Brazil and Turkey.

These investments are subject to the risks normally associated with conducting business in foreign countries. Some of these risks are more prevalent in countries which are less developed or have emerging economies, including uncertain political and economical environments, as well as risks of war and civil disturbances or other risks which may limit or disrupt a project, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or appropriation without fair compensation, risk of adverse changes in laws or policies of particular countries, increases in foreign taxation, delays in obtaining or the inability to obtain necessary governmental permits, limitations on ownership and repatriation of earnings and foreign exchange controls and currency devaluations. Although the Company is not currently experiencing any significant or extraordinary problems in foreign countries arising from such risks, there can be no assurance that such problems will not arise in the future.

In the countries where the Company has operations or conducts exploration activities, the mineralrights or certain portions of such rights are owned by the relevant governments. Such governments have entered into contracts with the Company and its subsidiaries, or granted permits or concessions that enable them to conduct operations or development and exploration activities on such lands. Notwithstanding such arrangements, the Company's ability to conduct its operations or development and exploration activities on such lands is subject to changes in government policy over which the Company has no control. If such a change were to occur that affected the right of the Company or any of its subsidiaries to conduct operations or development and exploration activities, it could have a material adverse effect on the results of the Company's operations.

Speculative Nature of Gold Exploration and Uncertainty of Development Projects

Gold exploration is highly speculative in nature, involves many risks and frequently is not productive. There can be no assurance that the Company's gold exploration efforts will be successful. Success in increasing reserves is a result of a number of factors, including the quality of the Company's management, its level of geological and technical expertise, the quality of land available for exploration and other factors. Once gold mineralization is discovered, it may take several years in the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves through drilling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. As a result of these uncertainties, no assurance can begiven that the Company's exploration programs will result in the expansion or replacement of current reserves with new reserves.

Development projects have no operating history upon which to base estimates of future cash operating costs. Particularly for development projects, estimates of proven and probable reserves and cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of gold from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns will differ significantly from those currently estimated for a project prior to production. It is not unusual in new mining operations to experience unexpected problems during the start-up phase, and delays often can occur in the commencement of production.

Mining/Operations Risks

The business of gold mining is subject to a number of risks and hazards including environmental hazards, industrial accidents, labour disputes, encountering unusual or unexpected geologic formations or other geological or grade problems, unanticipated changes in metallurgical characteristics and gold recovery, encountering unanticipated ground or water conditions, cave-ins, pit wall failures, flooding, rock bursts, periodic interruptions due to inclement or hazardous weather conditions, and other acts of God or unfavourable operating conditions and bullion losses. Such risks could result in damage to, or destruction of, mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, monetary losses and possible legal liability.

Secured Creditor

Under the NM Rothschild Facility, in the event of default by the Company and subject to any right of the Company to remedy such default, all assets of the Company and its operating subsidiaries are subject to the remedies of NM Rothschild, including foreclosure. (For further information refer to Note9, Long Term Debt and Restricted Cash of the consolidated financial statements, December 31, 2001.)

Risks of Non-Availability of Insurance

Where considered practical to do so the Company maintains insurance against risks in the operation of its business in amounts which it believes to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. There can be no assurance that such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any esulting liability. In some cases, coverage is not available or considered too expensive relative to the perceived risk.

Dilution

There are a number of outstanding securities and agreements pursuant to which common shares of the Company may be issued in the future. This would result in further dilution to the Company's shareholders.

Competition

The Company operates in a competitive industry and competes with other more well established companies which have greater financial resources than the Company.

Key Employees

The Company depends on a number of key employees, the loss of any one of whom could have an adverse effect on the Company.

Additional Funding Requirements

Although the Company currently has sufficient financial resources to undertake its presently planned exploration and development program, further exploration on, and development of, the Company's mineral resource properties in Brazil and Turkey will require additional capital. In addition, a positive production decision on any of the Company's development projects would require significant capital for project engineering and construction. Accordingly, the continuing development of the Company's properties will depend upon the Company's ability to obtain financing through the joint venturing of projects, debt financing, and equity financing or other means. There is no assurance that the Company will be successful in obtaining the required financing.

Title Matters

While the Company has investigated title to all of its mineral claims and to the best of its knowledge, title to all its properties is in good standing, the properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected consolidated financial information of Eldorado for, and as of the end of, each of the last three fiscal years for the period ended December 31, 2001. This financial information is derived from the consolidated financial statements of Eldorado which have been audited by PricewaterhouseCoopers LLP.

Selected Consolidated Financial Information

All figures in U.S. $1,000's except Weighted Average Number of shares and Earnings (loss) per share

	Three Months ended March 31,		Fiscal year ended December 31,		
	2002 (Unaudited)	2001 Restated (Unaudited)	2001 Restated (Audited)	2000 Restated (Audited)	1999 Restated (Audited)
Revenues:	$ 7,095	$ 9,454	$ 34,467	$ 53,417	$ 63,516
Gross profit (loss)	$ 1,756	$ 857	$ 2,723	$ 7,361	$ 11,685
General & administrative – Net	$ (844)	$ (953)	$ (3,469)	$ (2,587)	$ (2,831)
Exploration & development expense	$ (119)	$ (136)	$ (508)	$ (539)	$ (248)
Interest and financing costs	$ (389)	$ (885)	$ (2,655)	$ (3,749)	$ (3,512)
Write downs	$ -	$ -	$ (24)	$ (59)	$ (191)
Gain on disposal of mine property, plant and equipment	$	$ 89	$ 74	$ -	$ -
Reorganization and closure costs	$	$ -	$ (406)	$ -	$ -
Gain on sale of subsidiary	$ -	$ -	$ -	$ 297	$ -
Taxes					
Current	$ (20)	$ 140	$ (155)	$ 1,019	$ (1,654)
Deferred	$	$ (203)	$ (203)	$ (1,310)	$ 1,513
Net earnings (loss)	$ 384	$ (1,091)	$ (4,623)	$ 433	$ 4,762
Deficit at beginning of year:					
As previously reported	$ -	$	$	$ -	$ (249,698)
Change in convertible debentures (Note 8)	$ -	$ -	$ -	$ -	$ (249)
As restated	$ (249,375)	$ (244,752)	$ (244,752)	$ (245,185)	$ (249,947)
Deficit at end of year:	$ (248,991)	$ (245,843)	$ (249,375)	$ (244,752)	$ (245,185)
Earnings (loss) per share (basic and diluted) – U.S.$	$ -	$ (0.01)	$ (0.05)	$ 0.01	$ 0.06
Total Assets	$ 118,564	$ 118,951	$ 113,294	$ 121,190	$ 129,662
Total Long Term Debt	$ 12,209	$ 24,959	$ 17,585	$ 26,309	$ 32,755

Quarterly Earnings
Restated
(Unaudited)

(All figures in U.S.$1,000's, except per share and weighted average number of share amounts)

Quarter	Revenues	Net earnings (loss)	Basic earnings (loss) per share	Fully diluted earnings (loss) per share
Mar. 31, 2002	$ 7,095	$ 384	$ - 0 -	$ - 0 -
Dec 31, 2001	$ 7,686	$ (1,321)	$ (0.01)	$ (0.01)
Sept 30, 2001	$ 8,048	$ (1,038)	$ (0.01)	$ (0.01)
June 30, 2001	$ 9,279	$ (1,173)	$ (0.01)	$ (0.01)
Mar 31, 2001	$ 9,454	$ (1,091)	$ (0.01)	$ (0.01)
Dec 31, 2000	$ 11,350	$ 138	$ - 0 -	$ - 0 -
Sept 30, 2000	$ 14,041	$ (467)	$ (0.01)	$ (0.01)
June 30, 2000	$ 13,321	$ (77)	$ - 0 -	$ - 0 -
Mar 31, 2000	$ 14,705	$ 839	$ 0.01	$ 0.01

Management's Discussion and Analysis

Reference is made to the section entitled "Management's Discussion and Analysis" set out in pages 7 through 12 of the Company's 2001 Annual Report, which section is herein incorporated by reference.

MARKET FOR SECURITIES

Eldorado's common shares are listed and posted for trading on The Toronto Stock Exchange (the "TSX"). The common shares of Eldorado were listed on the TSX on October 23, 1993.

DIVIDEND POLICY

Eldorado has not paid dividends on the common shares since its incorporation, nor has it any present intention of paying dividends, as it anticipates that the cash resources of Eldorado will be used to undertake exploration, development and expansion programs on its mineral properties as well as the acquisition of additional mineral resource properties. The Company is prohibited from paying dividends without consent from NM Rothschild. This restriction is in force until the outstanding loan is repaid.

DIRECTORS AND OFFICERS

The following is a list of the current directors and senior officers of the Company, their municipalities of residence, their current positions with the Company and their principal occupations during the past five years:

Name and Municipality of Residence	Principal Occupation
Joseph F. Conway [(1) (2)] Toronto, Ontario, Canada Director	Director of the Company since May 2000; President & Chief Executive Officer Repadre Capital Corp. since September, 1995 (principal occupation).
Paul M. Curtis [(1)] Johannesburg, South Africa Director	Director of the Company since May 2001; Senior Manager, Corporate Finance, Gold Fields Limited 1998 to Present (principal occupation); Corporate Finance Consultant, Gencor/Billiton 1997 to 1998; Financial Manager, Techad 1992 to 1996.
Wayne D. Lenton [(1)(2)] Tucson, Arizona U.S.A. Director	Director of the Company since June, 1995; independent mining consultant since March, 1995 (principal occupation).
Hugh C. Morris [(2)] Delta, B.C. Director & Chairman	Chairman of the Board of the Company since January, 1995, Acting President from November 24, 1998 to March 24, 1999 and Acting Chief Executive Officer of the Company from November 24, 1998 to October 1, 1999; independent mining consultant since April, 1993 (principal occupation).
Dawn Moss White Rock, B.C. Corporate Secretary	Corporate Secretary since October 27, 2000; Corporate Administrator of the Company from November 1998 to October 2000; Corporate Development Officer of Diagem International Inc. from February 1998 to November 1998; Administrative Assistant to Beringer Gold Corporation from October 1994 to February 1998.
Earl W. Price Vancouver, B.C. Vice President, Finance	Vice President, Finance of the Company since October 2001; Senior Operations Controller of the Company since March, 1997; Vice President Controller of SNC Lavalin Group, an engineering and construction company located in Montreal, Quebec, from February, 1994 to March 10, 1997; Corporate Controller of QIT Fer et Titiane, a company located in Montreal, Quebec, from May, 1985 to February, 1994.

Name and Municipality of Residence	Principal Occupation
Paul N. Wright Bowen Island, B.C. President, Chief Executive Officer and Director	Director of the Company since March, 1999, President and Chief Executive Officer since October 1, 1999, President and Chief Operating Officer from March, 1999 to October, 1999; Senior Vice President, Operations from October, 1997 to March, 1999; Vice President, Mining from July, 1996 to October, 1997; he was with Granges Inc., a mining company located in Vancouver, B.C., as the Vice President, Mining and Project Development from 1995 to June, 1996.

(1) Member of Audit Committee

(2) Member of Compensation Committee

Each of the directors of Eldorado has been a director since the last annual meeting of the Company. Each of their respective terms will expire at the next annual meeting of the Company.

Directors and officers of Eldorado own or control 195,700 or approximately0.19% of the voting common shares in the capital of Eldorado.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's information circular for its most recent annual meeting of shareholders. As well, additional financial information is provided in the Company's comparative financial statements for the financial year ended December31, 2001.

The Company will provide to any person, upon request to the Corporate Secretary of the Company, the following information:

(a) when the securities of the Company are in the course of a distribution under a preliminary short form prospectus or a short form prospectus,

 (i) one copy of this AIF, together with one copy of any document, or the pertinent pages of any document, incorporated therein by reference;

 (ii) one copy of the comparative financial statements of the Company for the year ended December 31, 2001 together with the accompanying report of the auditors, and one copy of the most recent interim financial statements of the Company that have been filed, if any, for any period subsequent to the end of its most recently completed financial year; and

 (iii) one copy of the information circular of the Company in respect of its most recent annual meeting of shareholders of the Company that involved the election of directors, and

 (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under clauses (i), (ii) or (iii); or

(b) at any other time, one copy of any document referred to in clauses (a)(i), (ii) and (iii), provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a securityholder of the Company.